FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 9 August 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.	First Quarter Results 2004-2005	9 August 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	9 August 2004
Alan Buchanan Company Secretary

FIRST QUARTER RESULTS 2004-2005 (unaudited)

			Three months ended		Year ended
			June 30	Better/	March 31
		2004	2003	(Worse)	2004

Turnover	£m	1,925	1,832	5.1%	7,560

Operating profit	£m	150	40	nm	405

Operating margin	%	7.8	2.2	5.6pts	5.4

Profit/(loss) before tax	£m	115	(45)	nm	230

Retained profit/(loss) for
the period	£m	70	(63)	nm	130

Net assets	£m	2,430	2,206	10.2%	2,397

Earnings/(loss) per share
Basic	p	6.5	(5.9)	nm	12.1
Diluted	p	6.4	(5.9)	nm	12.1

nm: Not meaningful

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

		Three months ended		Year ended
		June 30	Better/	March 31
	2004 £m	2003 £m	(Worse)	2004 £m
Traffic Revenue
Passenger	1,625	1,576	3.1%	6,490
Cargo	118	113	4.4%	463
	1,743	1,689	3.2%	6,953
Other revenue	182	143	27.3%	607
TOTAL TURNOVER	1,925	1,832	5.1%	7,560
Employee costs	551	528	(4.4)%	2,180
Depreciation and amortisation	165	164	(0.6)%	679
Aircraft operating lease costs	26	35	25.7%	135
Fuel and oil costs	258	229	(12.7)%	922
Engineering and other
aircraft costs	112	132	15.2%	511
Landing fees and en route
charges	141	141		549
Handling charges, catering and
other operating costs	233	243	4.1%	934
Selling costs	133	155	14.2%	554
Accommodation, ground equipment
costs and currency differences	156	165	5.5%	691
TOTAL OPERATING EXPENDITURE	1,775	1,792	0.9%	7,155

OPERATING PROFIT	150	40	nm	405
Share of operating (losses)/profits
in associates	(4)	(4)		58
TOTAL OPERATING PROFIT	146	36	nm	463
INCLUDING ASSOCIATES

Other income				13
(Loss) on sale of fixed assets and
investments	(6)	(72)	91.7%	(46)
Interest
Net payable	(48)	(55)	12.7%	(216)
Retranslation credits
on currency borrowings	23	46	(50.0)%	16
PROFIT/(LOSS) BEFORE TAX	115	(45)	nm	230
Tax	(42)	(14)	nm	(85)
PROFIT/(LOSS) AFTER TAX	73	(59)	nm	145
Equity minority interest				(1)
Non equity minority interest **	(3)	(4)	25.0%	(14)
PROFIT/(LOSS) FOR THE PERIOD	70	(63)	nm	130

RETAINED PROFIT/(LOSS) FOR THE PERIOD	70	(63)	nm	130
nm: Not meaningful
** Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS (unaudited)

		Three months ended		Year ended
		June 30	Increase/	March 31
	2004	2003	(Decrease)	2004

TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m)	27,083	25,102	7.9%	103,092
ASK (m)	36,150	34,962	3.4%	141,273
Passenger load factor (%)	74.9	71.8	3.1pts	73.0
CTK (m)	1,217	1,057	15.1%	4,461
RTK (m)	3,909	3,556	9.9%	14,771
ATK (m)	5,652	5,317	6.3%	21,859
Overall load factor (%)	69.2	66.9	2.3pts	67.6
Passengers carried (000)	9,288	9,769	(4.9)%	36,103
Tonnes of cargo carried (000)	216	190	13.7%	796

FINANCIAL

Passenger revenue per RPK (p)	6.00	6.28	(4.5)%	6.30
Passenger revenue per ASK (p)	4.50	4.51	(0.2)%	4.59
Cargo revenue per CTK (p)	9.70	10.69	(9.3)%	10.38
Total traffic revenue per RTK (p)	44.59	47.50	(6.1)%	47.07
Total traffic revenue per ATK (p)	30.84	31.77	(2.9)%	31.81
Average fuel price before hedging
(US cents/US gallon)	115.52	92.17	25.3%	94.49

OPERATIONS

Average Manpower Equivalent (MPE)	46,280	49,215	(6.0)%	47,605
ATKs per MPE (000)	122.1	108.0	13.1%	459.2
Aircraft in service at
period end	290	314	(24)	291

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure
per RTK (p)	40.75	46.37	(12.1)%	44.33
Net operating expenditure
per ATK (p)	28.18	31.01	(9.1)%	29.96

Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMAN'S STATEMENT

Group Performance

Group profit before tax for the three months to June 30 was £115 million; this compares with a loss of £45 million last year.

Operating profit - - at £150 million - - was £110 million better than last year. The improvement in operating profit primarily reflects an increase in revenue. Volumes in the quarter were up significantly on the previous year, which was depressed due to the impact of SARS and the after-effects of the war in Iraq.

Group unit costs (pence/ATK) improved by 9.1% on capacity (ATKs) 6.3% higher. Airline operations passenger yield (pence/RPK) for the three months deteriorated by 4.5% compared with last year. The operating margin was 7.8%, 5.6 points better than last year.

Cash inflow before financing was £326 million for the quarter, with the closing cash balance of £1,735 million representing a £65 million increase versus March 31. Net debt fell by £334 million from March 31 to £3,824 million - - its lowest level since June 1997 and reflecting the impact of £141 million of early repayment in the quarter.

Turnover

For the three month period, Group turnover - - at £1,925 million - - was up 5.1% on a flying programme 6.3% larger in ATKs. Passenger yields were down 4.5% per RPK; seat factor was up 3.1 points at 74.9% on capacity 3.4% higher in ASKs.

Cargo volumes (CTKs) for the quarter were up 15.1% compared with last year, with yields (pence/CTK) down 9.3%.

Overall load factor was up 2.3 points at 69.2%.

Costs

For the quarter, unit costs (pence/ATK) improved 9.1% on the same period last year. This reflects the net cost reduction of 3.4% on capacity 6.3% higher in ATKs.

Total costs were down by 0.9%. Fuel costs increased by 12.7% due to increases in fuel price net of hedging partially offset by exchange, and employee costs increased by 4.4% as wage awards and increased pension contributions were only partially offset by manpower reductions. These cost increases were offset by reductions in selling costs, down 14.2% due to last year's agents' commission restructuring and renegotiations in distribution contracts, and engineering and other aircraft costs, down 15.2% as a result of engine input phasing and the impact of exchange.

Non Operating Items

Net interest expense reduced by £7 million from last year to £48 million reflecting the impact on interest payable of lower debt and on interest receivable of higher cash balances.

Retranslation of currency borrowings generated a credit of £23 million, (prior year: £46 million), primarily reflecting £24 million which was due to the retranslation of yen debts. The retranslation - - a non-cash item required by standard accounting practice - - results from the weakening of the yen against sterling.

Loss on disposals of fixed assets and investments was £6 million, compared with £72 million in the prior year when we disposed of dba.

Earnings Per Share

The earnings attributable to shareholders for the three months was equivalent to 6.5 pence per share, compared with last year's loss per share of 5.9 pence.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were £3,824 million at June 30 - - down £334 million since the start of the year and £2.8 billion from the December 2001 peak. This reflects cash inflow more than offsetting movements in gross debt, partially offset by exchange movements of £11 million. The net debt/total capital ratio reduced by 2.6 points from March 31 to 51.5%. The net debt/total capital ratio including operating leases was 56.2%, a 2.2 point reduction from March 31.

Cash Flow

During the quarter we generated a positive cash flow from operations of £356 million. After disposal proceeds, capital expenditure and interest payments on our existing debt, but before financing, cash inflow was £326 million. This represents a £164 million improvement on last year, primarily due to the increase in operating cash flow (£128 million) and in disposal proceeds, together with savings in capital expenditure.

Performance Improvement Programmes

Work continues to ensure delivery of the 2004/06 Business Plan programmes including the target of £300 million saving in employment costs, together with the continuing delivery of last year's Business Plan programmes. Delivery of the £300 million employment cost saving as planned remains a challenge, in particular given the current Industrial Relations environment.

Aircraft Fleet

During the quarter the Group fleet in service reduced by one to 290 aircraft, as one Boeing 737-400 aircraft was returned to lessor.

Alliances and Franchises

An agreement has been signed to terminate the Alliance Agreement with Swiss International Air Lines following Swiss's decision not to proceed with the integration of the airlines' frequent flyer programmes. British Airways and Swiss will continue to code-share on the London Heathrow-Geneva route for three years, but all other code-sharing will cease at the end of this summer season and Swiss will not join oneworld. The slots exchange agreement with Swiss remains in place.

British Airways has agreed to benefit sharing with Iberia on the London routes to Madrid, Barcelona and Bilbao. Implementation is anticipated by this winter.

British Mediterranean added London-Khartoum to the network in April and London-Ekaterinburg in May. GB Airways introduced new services in April between London Gatwick and Ibiza and Bastia. Regional Air has added Nairobi-Lilongwe to their network, bringing Malawi back on to the British Airways network.

Industrial Relations

Notice of industrial action ballots on pay has been received from the TGWU covering ground support services staff and from the TGWU and GMB covering administration and terminal staff. This follows the Company's offer of a rise in pensionable pay over three years of some 8.5% or some 10.5% increase in non-pensionable pay. The conciliation service ACAS are facilitating talks with the trades unions aimed at finding a solution acceptable to both sides. British Airways has proposed to the unions that the issue be settled by formal binding arbitration.

Outlook

Market conditions remain unchanged since our last report. Long-haul premium volumes are recovering steadily, while short-haul premium travel remains at lower levels. The non-premium markets are very price sensitive. We continue to forecast a revenue improvement of 2-3 per cent in the current year. Yield declines over the full year are expected to be more than offset by increased volume. Fuel costs are now expected to be £225 million higher than last year, an increase of £75 million on previous estimates. Strategies to curb controllable costs remain the key to achieving long-term, sustainable profitability.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2004.

GROUP BALANCE SHEET (unaudited)
		June 30	March 31
	2004 £m	2003 £m	2004 £m
		Restated	Restated
FIXED ASSETS
Intangible assets	165	161	168
Tangible assets	8,472	9,304	8,637
Investments	504	511	531
	9,141	9,976	9,336

CURRENT ASSETS
Stocks	73	82	76
Debtors	1,066	1,101	1,019
Cash, short-term loans and deposits	1,735	1,723	1,670
	2,874	2,906	2,765
CREDITORS: AMOUNTS FALLING DUE
WITHIN ONE YEAR	(3,116)	(3,106)	(2,996)

NET CURRENT LIABILITIES	(242)	(200)	(231)

TOTAL ASSETS LESS CURRENT LIABILITIES	8,899	9,776	9,105

CREDITORS: AMOUNTS FALLING DUE AFTER
MORE THAN ONE YEAR
Borrowings and other creditors	(5,083)	(6,289)	(5,374)
Convertible Capital Bonds 2005	(112)	(112)	(112)
	(5,195)	(6,401)	(5,486)

PROVISION FOR DEFERRED TAX	(1,178)	(1,076)	(1,137)
PROVISIONS FOR LIABILITIES AND CHARGES	(96)	(93)	(85)

	2,430	2,206	2,397

CAPITAL AND RESERVES
Called up share capital	271	271	271
Reserves	1,948	1,718	1,916
	2,219	1,989	2,187
MINORITY INTERESTS
Equity minority interest	10	10	10
Non equity minority interest	201	207	200
	211	217	210

	2,430	2,206	2,397

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)
		Three months ended	Year ended
		June 30	March 31
	2004 £m	2003 £m	2004 £m
Profit/(loss) for the period	70	(63)	130
Other recognised gains and losses
relating to the period:
Exchange and other movements	(38)	13	16

Total recognised gains and losses	32	(50)	146

These summary financial statements were approved by the Directors on August 9, 2004.

GROUP CASH FLOW STATEMENT (unaudited)
		Three months ended	Year ended
		June 30	March 31
	2004 £m	2003 £m	2004 £m

CASH INFLOW FROM OPERATING ACTIVITIES	356	228	1,093

DIVIDENDS RECEIVED FROM ASSOCIATES	5	10	25

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(44)	(46)	(209)

TAX	1		(4)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	16	(20)	42

ACQUISITIONS AND DISPOSALS	(8)	(10)	(73)

Cash inflow before management of liquid
resources and financing	326	162	874

MANAGEMENT OF LIQUID RESOURCES	(78)	(247)	(198)

FINANCING	(250)	(78)	(834)

Decrease in cash in the period	(2)	(163)	(158)

NOTES TO THE ACCOUNTS
For the period ended June 30, 2004

1 ACCOUNTING CONVENTION

The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2004 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985.

Effective from April 1, 2004 the group applied the provisions of UITF Abstract 38 - 'Accounting for ESOP Trusts' and, as a result, the group's investment in own shares held for the purpose of employee share ownership plans has been reclassified from fixed asset investments and is now recorded as a reduction in shareholders' equity. Comparative periods have been restated to reflect the adoption of UITF 38.

			Three months ended	Year ended
			June 30	March 31
		2004 £m	2003 £m	2004 £m
2	RECONCILIATION OF OPERATING PROFIT TO CASH INFLOW FROM OPERATING ACTIVITIES

	Group operating profit	150	40	405
	Depreciation and amortisation	165	164	679
	Other items not involving the movement of cash			11
	(Increase) in stocks and debtors	(55)	(127)	(23)
	Increase in creditors	85	165	43
	Increase/(decrease) in provisions for liabilities
	and charges	11	(14)	(22)
	Cash inflow from operating activities	356	228	1,093

3	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	(Decrease) in cash during the period	(2)	(163)	(158)
	Net cash outflow from decrease in debt and
	lease financing	250	78	834
	Cash outflow from liquid resources	78	247	198
	Change in net debt resulting from cash flows	326	162	874
	New finance leases taken out and hire
	purchase arrangements made	(3)	(33)	(97)
	Non cash refinancing			32
	Exchange movements	11	97	182
	Movement in net debt during the period	334	226	991
	Net debt at April 1	(4,158)	(5,149)	(5,149)
	Net debt at period end	(3,824)	(4,923)	(4,158)

4	OTHER INCOME
	Other income			13
				13

	Other income represented by:
	Group			13

				13

NOTES TO THE ACCOUNTS (Continued)
For the period ended June 30, 2004

			Three months ended	Year ended
			June 30	March 31
		2004 £m	2003 £m	2004 £m
5	(LOSS)/PROFIT ON SALE OF FIXED ASSETS AND INVESTMENTS
	Net loss on disposal of dba		(79)	(83)
	Net (loss)/profit on disposal of other fixed
	assets and investments	(6)	7	37
		(6)	(72)	(46)

	Represented by:
	Group	(6)	(72)	(47)
	Associates			1
		(6)	(72)	(46)

6	INTEREST
	Net payable:
	Interest payable less amount capitalised	66	69	279
	Interest receivable	(18)	(14)	(63)
		48	55	216
	Retranslation on currency
	borrowings	(23)	(46)	(16)
		25	9	200

	Net interest payable represented by:
	Group	25	9	192
	Associates			8
		25	9	200

7 TAX

The tax charge for the quarter is £42 million, £41 million of which represents deferred tax in the UK, and £1 million represents overseas tax.

8 EARNINGS/(LOSS) PER SHARE

Basic earnings per share for the quarter ended June 30, 2004 are calculated on a weighted average of 1,070,112,000 ordinary shares (June 2003: 1,069,886,000; March 2004: 1,070,099,000) adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended June 30, 2004 are calculated on a weighted average of 1,118,145,000 ordinary shares (June 2003: 1,069,886,000; March 2004: 1,070,117,000).

The number of shares in issue at June 30, 2004 was 1,082,903,000 (June 30, 2003: 1,082,795,000; March 31, 2004: 1,082,845,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (Continued)
For the period ended June 30, 2004
			June 30	March 31
		2004 £m	2003 £m	2004 £m
			Restated	Restated
9	INTANGIBLE ASSETS
	Goodwill	92	97	93
	Landing rights	73	64	75

		165	161	168

10	TANGIBLE ASSETS
	Fleet	6,953	7,674	7,104
	Property	1,039	1,202	1,042
	Equipment	480	428	491
		8,472	9,304	8,637

11	INVESTMENTS
	Associated undertakings	474	479	501
	Trade investments	30	32	30
		504	511	531

12	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Loans	100	74	102
	Finance Leases	137	125	119
	Hire purchase arrangements	452	370	461
		689	569	682
	Corporate tax	8	20	6
	Other creditors and accruals	2,419	2,517	2,308
		3,116	3,106	2,996

13	BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER
	MORE THAN ONE YEAR
	Loans	1,103	1,251	1,123
	Finance Leases	1,938	2,398	1,978
	Hire purchase arrangements	1,717	2,316	1,933
		4,758	5,965	5,034
	Other creditors and accruals	325	324	340
		5,083	6,289	5,374

14	RESERVES
	Balance at April 1	1,916	1,756	1,756
	Retained profit/(loss) for the period	70	(63)	130
	Exchange and other movements	(38)	13	16
	Goodwill written back on disposals		12	14
		1,948	1,718	1,916

15 The figures for the three months ended June 30, 2004 and 2003 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended March 31, 2004 have been extracted from the full accounts for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction

We have been instructed by the Company to review the financial information for the three months ended June 30, 2004, which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Recognised Gains and Losses and Notes to the Accounts and we have read the other information contained in the first quarter results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The first quarter results, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended June 30, 2004.

Ernst & Young LLP

London

August 9, 2004

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the company's report on Form 20-F for the year ended March 31, 2004 filed with the SEC. The comparatives have been restated to recognise the excess of the pension accumulated benefit obligation over the fair value of the related plan assets, and the implementation of FASB Interpretation No. 46 - Consolidation of Variable Interest Entities (FIN 46) and UITF Abstract 38. FIN 46 was implemented after the comparative quarter end and resulted in The London Eye Company Limited, in which the group is a primary beneficiary, being consolidated as a variable interest entity. In addition, certain leases which had been treated as operating leases under US GAAP were reclassified as capital leases.

Under UK GAAP the group adopted UITF Abstract 38 - 'Accounting for ESOP Trusts' effective from April 1, 2004 which resulted in the group's investment in own shares being reclassified from fixed asset investments to a deduction from shareholders' equity. Under US GAAP such shares were previously accounted for as a deduction from shareholders' equity.

The adjusted net income and shareholders' equity applying US GAAP are set out below:

		Three months ended	Year ended
		June 30	March 31
	2004 £m	2003 £m	2004 £m
		Restated
Profit/(loss) for the period as reported in the
Group profit and loss account	70	(63)	130
US GAAP adjustments	(30)	75	266
Net income as so adjusted to
accord with US GAAP	40	12	396

Net income per Ordinary Share
as so adjusted
Basic	3.7p	1.1p	37.0p
Diluted	3.7p	1.1p	36.1p

Net income per American Depositary Share
as so adjusted
Basic	37p	11p	370p
Diluted	37p	11p	361p

		June 30	March 31
	2004 £m	2003 £m	2004 £m
		Restated	Restated
Shareholders' equity as reported in the Group
balance sheet	2,219	1,989	2,187
US GAAP adjustments	(440)	(334)	(413)
Shareholders' equity as so adjusted to accord with
US GAAP	1,779	1,655	1,774

AIRCRAFT FLEET

	Number in service with Group companies at June 30, 2004

	On Balance Sheet	Off Balance Sheet	Total	Changes Since
	Aircraft	Aircraft	June 2004	March 2004	Future
					deliveries	Options
AIRLINE OPERATIONS (Note 1)

Boeing 747-400	57		57
Boeing 777	40	3	43
Boeing 767-300	21		21
Boeing 757-200	13		13
Airbus A319 (Note 2)	21	12	33		3	51
Airbus A320	9	18	27		3
Airbus A321					10
Boeing 737-300		5	5
Boeing 737-400	19	3	22	(1)
Boeing 737-500		10	10
Turboprops (Note 3)		10	10
Embraer RJ145	16	12	28			17
Avro RJ100		16	16
British Aerospace 146	5		5
GROUP TOTAL	201	89	290	(1)	16	68

Notes:

1. Includes those operated by British Airways Plc and British Airways CitiExpress Ltd.

2. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

3. Comprises 10 de Havilland Canada DHC-8s. Excludes 4 British Aerospace ATPs stood down pending return to lessor, 3 British Aerospace ATPs sub-leased to Loganair and 12 Jetstream 41s sub-leased to Eastern Airways.